

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 8, 2010

Mr. Amit Meridor, Chief Executive Officer
Tefron Ltd.
Ind. Center Teradion
P.O. Box 1365
Misgav 20179, Israel

> **Re:** **Tefron Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **Filed July 13, 2010**
> **File No. 001-14680**

Dear Mr. Meridor:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 5. Operating and Financial Review Prospects, page 35

Results of Operations, page 39

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008, page 39

Sales, page 39

1. Tell us and revise to explain the reasons why sales decreased significantly in 2009, e.g., lost customers, changes in volume, etc. This explanation should be provided by segment, Seamless (Hi-Tex) and Cut-and-Sew.

Cost of Sales, page 40

2.   Revise to explain the reasons why cost of sales has been a significant and growing percentage of sales for the past three years and also explain why cost of sales exceeded sales in 2009. In the discussion of 2008 results of operations, you stated that the increase in cost of sales was attributable to the devaluation of the US dollar versus the NIS, higher sales of less profitable products and continuing manufacturing challenges in the Seamless or Hi-Tex Division. Please tell us and revise to explain in detail whether these factors continue to be the reasons for the increase in cost of sales or identify any other reasons for the increase. Explain also the specific nature of the manufacturing challenges in the Seamless Division. We note that the related disclosure in the third paragraph under the subheading, 2009 Developments, is overly general and provides no insight into the challenges you face. Explain in the Cost of Sales discussion what you are doing to eliminate these challenges and also to reverse the trend of ever-increasing cost of sales.

Liquidity and Capital Resources, page 43

3.   Please describe to us your internal and external sources of liquidity at December 31, 2009 and June 30, 2010, and tell us any material unused sources of liquidity that were available to you at each date. Also tell us whether the credit line of up to $30.75 million (page 84) was still available to you at December 31, 2009 or if its utilization was terminated by the banks (page 21).

4.   Revise to expand your disclosure under this heading to include all of the liquidity and capital resources information required by Item 5.B of Form 20-F.

Item 7. Major Shareholders and Related Party Transactions, page 62

7B. Related Party Transactions, page 64

Relationships and Transactions with Norfet and its Shareholders, page 64

5.   We note your disclosure that, on April 7, 2010, Norfet waived the $190,000 unpaid management fees that were then due to them and effectively waived the management fees also owed to them from the date on which the loans were granted to the Company and until the date on which all the loans are repaid in full. Please clarify for us if these waived fees will continue to accrue during this time period and be payable to Norfet subsequent to your full repayment of the loans, or if Norfet will forgive these fees in their entirety during this time period and the waived amounts will not be payable to Norfet in the future.

Item 15T. Controls and Procedures, page 85

6.   You disclose on page 15 that you were required to restate your financial statements for the first quarter of 2009 upon determining there was a deficiency in your internal control over financial reporting ("ICFR") that did not enable you to identify a failure to record purchasing expenses in connection with one sale made by your subsidiary, Macro Clothing Ltd. Describe to us the actual control deficiency identified, when it was identified and by whom, tell us whether and when the deficiency was remediated, and the nature of the remediation. Please further explain to us the quantitative and qualitative factors you considered to arrive at your conclusion that this deficiency did not constitute a material weakness. You may refer to Section II.B.1 of SEC Release No. 33-8810 for additional guidance on the evaluation of control deficiencies.

7.   To the extent that you continue to believe your restatement resulted from a *control deficiency* tell us what, if any, impact the deficiency had on your disclosure controls and procedures ("DC&P"), ICFR and financial statements, when considering the effect of any compensating controls or any changes in ICFR that occurred subsequent to the first quarter of 2009. Also explain to us how you considered this deficiency in your DC&P evaluation and your ICFR assessment to arrive at the conclusions that both your DC&P and ICFR were effective as of December 31, 2009. You may refer to Sections II.B.1 and II.B.5 of SEC Release No. 33-8810 for additional guidance.

(c) Changes in Internal Control Over Financial Reporting, page 86

8.   We note your disclosure that there were no changes in your ICFR that occurred during the year ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, your ICFR. Please further explain to us how you considered the deficiency in your ICFR identified in the first quarter of 2009 and resulting restatement of your financial statements in concluding there were no changes in ICFR. If you now believe there were changes in your ICFR, revise your disclosure as necessary.

Consolidated Financial Statements as of December 31, 2009, page F-1

9.   You disclose in a Form 6-K furnished on July 8, 2010 that the Israel Securities Authority required you to publish an amended financial statement note and amended audit reports for the financial statements for the year ended December 31, 2009 and the three months ended March 31, 2010. We also note that you provide in a Form 6-K furnished on July 28, 2010 "the language that would have been used in the clauses directing attention in the auditors' reports …and Note 1 to the Company's financial statements, as at …December 31, 2009." Please tell us why you did not include disclosure of such material uncertainties in the footnotes to your financial statements filed with your Form 20-F on July 13, 2010, pursuant to paragraph 25 of IAS 1. Please explain to us what consideration your independent auditor gave to the inclusion in their report of a separate emphasis paragraph for the material uncertainties, pursuant to AU Section 508.19.   It

appears that you need to amend your Form 20-F to address both the footnote disclosure and the independent registered accounting firm's report.

Report of Independent Registered Accounting Firm to Board of Directors and the Shareholders of Tefron Ltd., page F-2

10.   Please revise the report provided by Kost Forer Gabay & Kasierer to indicate the country where the report was issued.

Note 2: Significant Accounting Policies, page F-11

g. Inventories, page F-15

11.   Considering that your costs of sales exceeded sales to approximately 103.3% in 2009, tell us the factors you considered in determining the net realizable value of your inventories at December 31, 2009. Refer to paragraph 28 of IAS 2.

Note 7: Property, Plant and Equipment, page F-31

d. Impairment of Property, plant and equipment, page F-32

12.   We note that you recorded a reversal in impairment in the amount of $496 thousand in the year ended December 31, 2009. Considering the 34% decline in sales in 2009, negative gross profit, recurring net losses and material concerns about liquidity, please disclose the change in the estimates used to determine the asset's recoverable amount since the last impairment loss recognized in 2008.   Refer to paragraph 111 of IAS 36. Tell us how many cash generating units you have and how you are computing the recoverable amounts. Please expand your disclosure on how you tested your property plant and equipment for impairment.

Note 24: Events Subsequent to the Balance Sheet Date, page F-64

13.   Please tell us and revise to disclose the date when your December 31, 2009 financial statements were authorized for issue and who gave that authorization, refer to paragraph 17 of IAS 10.

*   *   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Archfield at (202) 551-3315 or Nasreen Mohammed at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services